Novamerican Steel Reports 21st Consecutive Profitable Quarter

MONTREAL, QUEBEC--Novamerican Steel Inc. (NASDAQ: TONS) announced today its financial results for the first quarter ended March 1st, 2003.  (All amounts are in U.S. dollars).

SUMMARY OF FINANCIAL HIGHLIGHTS

(in thousands of U.S. dollars,  except per share and tons data)

                     QUARTER ENDED

	March 1,	February 23,	Change
	2003	2002

Net sales	$112,773	$97,689	$15,084	15.4%
Gross margin	20.2%	22.4%	-2.2%	-10.0%
Net income	$1,628	$1,539	$89	5.8%
Net income per share	$0.17	$0.16	$0.01	6.3%

Tons sold	193,079	196,131	(3,052)	-1.6%
Tons processed	216,572	143,703	72,869	50.7%

	409,651	339,834	69,817	20.5%

FIRST QUARTER RESULTS

Net income for the first quarter increased by $0.1 million, or 5.8% to $1.6 million, or $0.17 per share, versus $1.5 million, or $0.16 per share, for the same period in 2002.

During the quarter, the Company adopted SFAS 142 "Goodwill and Other Intangible Assets".  This change in accounting policy increased first quarter earnings by approximately $80,000, or $0.01 per share.

Tons sold and processed in the first quarter of 2003 increased by 69,817 tons, or 20.5%, to 409,651 tons from 339,834 in the first quarter of 2002.

Sales for the first quarter increased by $15.1 million, or 15.4%, to $112.8 million from $97.7 million for the same period in 2002.

The gross margin for the first quarter 2003 decreased to 20.2% from 22.4% in 2002.

OPERATIONS

Despite continuing pressure in the market place, a weak economy and worse than usual winter conditions in most of its market areas, the Company posted its 21st consecutive profitable quarter since its initial public offering in October 1997.  Within this context, management is pleased with the results of the first quarter.

NEW AND PLANNED FACILITIES

The new 158,000 sqft. facility in Montreal is on schedule and is expected to begin production by mid 2003.

OUTLOOK

Future flat-rolled prices remain uncertain after falling during the fourth quarter of 2002 and the first quarter of 2003. The Company expects a continued environment of weak demand.

COMPANY DESCRIPTION

Novamerican Steel Inc., based in Montreal, Canada with thirteen operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

FORWARD-LOOKING (SAFE HARBOUR) STATEMENTS

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

Conference call: Wednesday April 2, 2003 at 9:30 am.  Please call 514-368-6455 for details.

Novamerican Steel Inc. - Consolidated Financial Statements

(unaudited)

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(in accordance with U.S. GAAP, in thousands of U.S. dollars, except per share and tons data)

	Three months ended
	March 1,	February 23,
	2003	2002

	$	$
Net sales	112,773	97,689
Cost of sales	90,013	75,798

Gross margin	22,760	21,891

Operating expenses
Plant	8,267	7,479
Delivery	3,863	3,798
Selling	2,833	2,748
Administrative and general	4,816	4,380
	19,779	18,405

Operating income	2,981	3,486

Interest expense	1,284	1,261
Share in income of joint ventures	(147)	(27)

	1,137	1,234

Income before income taxes and
minority interest	1,844	2,252
Income taxes	216	686

Income before minority interest	1,628	1,566
Minority interest	-	(27)

Net income	1,628	1,539

Basic and diluted income per share	$0.17	$0.16

Weighted average number of
shares outstanding	9,700,000	9,700,000

Comprehensive income
Net income	1,628	1,539
Changes in cumulative translation adjustment	3,085	(1,069)
Change in unrealized loss on interest
rate swap, net of deferred taxes	(176)	(95)

	4,537	375

Tons sold	193,079	196,131
Tons processed	216,572	143,703

	409,651	339,834

Novamerican Steel Inc. - Consolidated Financial Statements

(unaudited)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(in accordance with U.S. GAAP, in thousands of U.S. dollars, except share data)

				Accumulated
	Common Shares			Other	Total
			Retained	Comprehensive	Shareholders'
	Number	Amount	Earnings	Loss	Equity

		$	$	$	$
Balance at
November
30, 2002	9,700,000	28,404	98,789	(7,326)	119,867
Net income			1,628		1,628
Changes in
cumulative
translation
adjustment				3,085	3,085
Change in
unrealized
loss on
interest
rate swap,
net of
deferred
taxes	-	-	-	(176)	(176)

Balance at
March 1,
2003	9,700,000	28,404	100,417	(4,417)	124,404

Novamerican Steel Inc. - Consolidated Financial Statements

(unaudited)

CONSOLIDATED STATEMENT OF CASH FLOWS

(in accordance with U.S. GAAP, in thousands of U.S. dollars)

	Three months ended
	March 1,	February 23,
	2003	2002

	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,628	1,539
Adjustments to reconcile net income to
net cash from (used for) operating
Activities
Depreciation and amortization	1,645	1,491
Share in income of joint ventures	(147)	(27)
Deferred income taxes	(307)	181
Minority interest	-	27
Gain on disposal of property, plant
and equipment	(4)	-
Changes in working capital items
Accounts receivable	(70)	(46)
Income taxes receivable	(1,230)	512
Inventories	(4,491)	(877)
Prepaid expenses and other	(1,382)	122
Accounts payable and accrued liabilities	(3,807)	(6,749)
Income taxes payable	(3,780)	-

Net cash used for operating activities	(11,945)	(3,827)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of minority interest	(2,278)	-
Investment in a joint venture	-	(450)
Additions to property, plant and equipment	(2,338)	(1,482)
Proceeds from disposal of property,
plant and equipment	4	31
Other assets	(2)	26

Net cash used for investing activities	(4,614)	(1,875)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in bank indebtedness	13,428	97
Proceeds from long-term debt	1,292	447
Repayment on long-term debt	(1,770)	(1,310)

Net cash from (used for) financing
Activities	12,950	(765)

Effect of exchange rate changes on cash
and cash equivalents	193	(114)

Net decrease in cash and cash equivalents	(3,416)	(6,582)
Cash and cash equivalents, beginning
of period	7,590	10,534

Cash and cash equivalents, end of period	4,174	3,952

SUPPLEMENTAL DISCLOSURE OF CASH
FLOW INFORMATION
Interest paid	1,385	1,332

Income taxes paid	4,117	1,000

Novamerican Steel Inc. - Consolidated Financial Statements

(unaudited)

CONSOLIDATED BALANCE SHEETS

(in accordance with U.S. GAAP, in thousands of U.S. dollars)

	March 1,	February 23,	November 30,
	2003	2002	2002

	unaudited	unaudited	audited
	$	$	$
ASSETS
Current assets
Cash and cash
Equivalents	4,174	3,952	7,590
Accounts receivable	69,989	58,891	67,580
Income taxes receivable	1,196	807	-
Inventories	94,709	68,430	87,672
Prepaid expenses and
Other	2,183	1,347	784
Deferred income taxes	1,167	137	1,149
	173,418	133,564	164,775
Investments in
joint ventures	11,598	9,826	11,451
Property, plant
and equipment	83,945	73,223	81,290
Goodwill, net of
accumulated amortization	12,629	10,953	12,420
Other assets	1,651	2,173	1,769

	283,241	229,739	271,705

LIABILITIES
Current liabilities
Current portion of
long-term debt	7,637	5,781	7,472
Bank indebtedness	17,605	7,143	3,534
Accounts payable and
accrued liabilities	59,651	45,198	63,254
Income taxes payable	-	-	3,710
	84,893	58,122	77,970
Long-term debt	62,111	60,519	62,067
Fair value of interest
rate swap	2,682	1,373	2,289
Deferred income taxes	9,151	6,879	9,512
Minority interest	-	2,803	-

	158,837	129,696	151,838

SHAREHOLDERS' EQUITY
Share capital	28,404	28,404	28,404
Retained earnings	100,417	80,210	98,789
Accumulated other
comprehensive loss	(4,417)	(8,571)	(7,326)

	124,404	100,043	119,867

	283,241	229,739	271,705

FOR FURTHER INFORMATION PLEASE CONTACT:

Novamerican Steel Inc.

Christopher H. Pickwoad

CA, Chief Financial Officer

(514) 368-6455

Visit us at www.novamerican.com